Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades' OIBD exceeds $100 million during the second quarter of 2015

Kingsey Falls, Québec, August 7, 2015 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces its unaudited financial results for the three-month period ended June 30, 2015.

Q2 2015 Highlights

•	Sales of $950 million
(compared to $910 million in Q1 2015 (+4%) and $910 million in Q2 2014 (+4%))

•	Excluding specific items

◦	OIBD of $103 million
(compared to $85 million in Q1 2015 (+21%) and $90 million in Q2 2014 (+14%))

◦	Net earnings per share of $0.25
(compared to $0.18 in Q1 2015 and $0.08 in Q2 2014)

◦	Greenpac contribution to net earnings per share: $0.03
(compared to $0.03 in Q1 2015 and a net loss of $0.01 in Q2 2014)

•	Including specific items

◦	OIBD of $105 million
(compared to $72 million in Q1 2015 (+46%) and $80 million in Q2 2014 (+31%))

◦	Net earnings per share of $0.25
(compared to a net loss of $0.37 in Q1 2015 and a net loss of $0.88 in Q2 2014)

•	Refinancing of our 2020 senior notes at favorable terms; net debt outstanding at $1,693 million (compared to $1,691 million as at March 31, 2015), including $86 million of non-recourse net debt.

Mr. Mario Plourde, President and Chief Executive Officer, had the following comments on the second quarter results: "These quarterly results represent our best performance for a second quarter since 2009, excluding discontinued operations. Despite a slight sequential strengthening of the Canadian dollar, all of our groups improved their performance, most notably our Tissue Papers and Specialty Products groups experienced a 53% and 40% OIBD improvement respectively. Benefiting from strategic initiatives undertaken over the last few years, the Containerboard Group continued to improve and was the largest contributor to our results with $55 million of OIBD and an OIBD margin of 17%.

During the second quarter, we completed the debt refinancing initiated last year, significantly reducing borrowing costs. Moreover, with the extension of our revolving credit facility completed in July, our earliest debt maturity is now 2019 and we continue to have sufficient liquidity to pursue our current objectives. With regard to earnings per share, the Greenpac mill continued to perform according to plan contributing $0.03 during the second quarter."

Financial Summary

Segmented OIBD excluding specific items 1

(in millions of Canadian dollars)	Q2 2015	Q1 2015	Q2 2014

Packaging Products
Containerboard	55	52	43
Boxboard Europe	19	17	20
Specialty Products	14	10	10

Tissue Papers	23	15	23

Corporate Activities	(8)	(9)	(6)
OIBD excluding specific items	103	85	90
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

Selected consolidated information

(in millions of Canadian dollars, except amounts per share)	Q2 2015	Q1 2015	Q2 2014

Sales	950	910	910
Excluding specific items[1]
Operating income before depreciation and amortization (OIBD)	103	85	90
Operating income	59	41	47
Net earnings	24	17	7
per common share	$0.25	$0.18	$0.08
Margin (OIBD)	10.8%	9.3%	9.9%
As reported
Operating income before depreciation and amortization (OIBD)	105	72	80
Operating income	61	28	37
Net earnings (loss)	24	(35)	(83)
per common share	$0.25	$(0.37)	$(0.88)
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

Results Analysis for the Three-Month Period Ended June 30, 2015 (compared to the same period last year)

In comparison with the same period last year, sales increased by 4% to $950 million due to higher shipments, mainly in the Tissue Papers Group, and the positive impact of the weakening of the Canadian dollar against its U.S. counterpart. These factors more than offset lower average selling prices in the recovered paper segment of the Specialty Products Group, the unfavourable variation of the exchange rate with Europe and an unfavourable product mix in our Tissue Papers Group.

Operating income, excluding specific items, increased from $47 million in the second quarter of 2014 to $59 million in the second quarter of 2015. The above-mentioned factors explain most of the increase in operating income, while raw material costs were higher for our Tissue Papers and Boxboard Europe groups. Lower energy, freight and sub-contracting costs positively contributed to operating income.

When including specific items, operating income amounted to $61 million in comparison to $37 million for the same period of last year. In the second quarter of 2015, the following specific items, before income taxes, impacted our operating income and/or net earnings:

•	a $6 million unrealized gain on derivative financial instruments (operating income and net earnings);

•	a $1 million loss related to an impairment recorded on certain assets of our Boxboard Europe Group (operating income and net earnings);

•	a $3 million loss related to restructuring costs (operating income and net earnings);

•	a $19 million loss on refinancing on long-term debt (net earnings);

•	a $1 million net gain related to discontinued operations (net earnings);

•	a $13 million foreign exchange gain on long-term debt and financial instruments (net earnings).

Net earnings excluding specific items amounted to $24 million ($0.25 per share) in the second quarter of 2015 compared to $7 million ($0.08 per share) for the same period in 2014. Including specific items, net earnings amounted to $24 million ($0.25 per share) in the second quarter of 2015 compared to a net loss of $83 million ($0.88 per share) in the same period in 2014.

Results Analysis for the Three-Month Period Ended June 30, 2015 (compared to the previous quarter)

In comparison to the previous quarter, sales increased by 4% to reach $950 million due to higher shipments in North America and higher average selling prices in the Containerboard Group. These factors were partially offset by unfavourable exchange rates.

Operating income, excluding specific items, increased from $41 million in the first quarter of 2015 to $59 million in the second quarter of 2015. In addition to the above-mentioned factors, the Tissue Papers Group's operational costs were sequentially lower as the first quarter was impacted by downtime and start-ups. Lower energy costs for all our groups also contributed positively to results during the second quarter. These factors more than offset higher raw material costs.

For further details, see the tables on IFRS and non-IFRS measures reconciliation, included herewith.

Near-Term Outlook

In commenting on the outlook, Mr. Plourde added: "These results met our expectations for the second quarter and reflect the strategic initiatives undertaken over the last few years. In the near term, we expect to continue to benefit from positive market conditions, stable recycled fibre costs and the gradual improvement of our tissue paper activities. Finally, due to healthy demand, higher input costs and foreign exchange variations, price increases are being implemented for corrugated boxes in Canada and recycled boxboard in Europe and were announced for some categories of tissue products in North America. All these drivers position us favourably for the remainder of the year."

Dividend on Common Shares and Normal Course Issuer Bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid September 10, 2015, to shareholders of record at the close of business on August 28, 2015. This dividend paid by Cascades is an "eligible dividend" as per the Income Tax Act (Bill C-28, Canada).

In the second quarter of 2015, Cascades purchased for cancellation 40,700 shares at an average price of $6.79 representing an aggregate amount of approximately $0.3 million.

Conference Call Information

Management will comment on the 2015 second quarter financial results during a conference call to be held today at 10:00 a.m., EDT.

Financial analysts, investors, media and other interested individuals are invited to listen to the conference call by dialling 1-866-229-4144 and using the access code 9334723#. The conference call, including the investor presentation, will also be broadcast live on the Cascades corporate website (www.cascades.com, Investors tab on the Home page). The broadcast replay will be available on the Cascades corporate website and by phone until August 14, 2015, by dialling 1-888-843-7419 and using the access code 9334723#.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs close to 11,000 employees, who work in more than 90 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation's Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	June 30, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	24	29
Accounts receivable	539	453
Current income tax assets	15	13
Inventories	477	462
Financial assets	1	1
Assets of disposal group classified as held for sale	—	72
	1,056	1,030
Long-term assets
Investments in associates and joint ventures	279	259
Property, plant and equipment	1,589	1,573
Intangible assets with finite useful life	177	183
Financial assets	15	25
Other assets	90	83
Deferred income tax assets	199	185
Goodwill and other intangible assets with indefinite useful life	338	335
	3,743	3,673
Liabilities and Equity
Current liabilities
Bank loans and advances	28	46
Trade and other payables	581	557
Current income tax liabilities	4	5
Current portion of revolving credit facility refinanced in July 2015	348	—
Current portion of long-term debt	35	40
Current portion of provisions for contingencies and charges	11	11
Current portion of financial liabilities and other liabilities	19	16
Liabilities of disposal group classified as held for sale	—	32
	1,026	707
Long-term liabilities
Long-term debt	1,306	1,556
Provisions for contingencies and charges	34	33
Financial liabilities	37	45
Other liabilities	174	191
Deferred income tax liabilities	155	138
	2,732	2,670
Equity attributable to Shareholders
Capital stock	484	483
Contributed surplus	19	18
Retained earnings	443	454
Accumulated other comprehensive loss	(48)	(62)
	898	893
Non-controlling interest	113	110
Total equity	1,011	1,003
	3,743	3,673

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	For the 3-month period ended June 30,		For the 6-month period ended June 30,
(in millions of Canadian dollars, except per-share amounts and number of shares) (unaudited)	2015	2014	2015	2014
Sales	950	910	1,860	1,773
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $44 million for 3-month period (2014 — $43 million) and $88 million for 6-month period (2014 — $86 million))	801	778	1,585	1,524
Selling and administrative expenses	88	84	174	169
Gain on acquisitions, disposals and others	—	—	—	(5)
Impairment charges and restructuring costs	4	8	4	8
Foreign exchange loss (gain)	—	1	(2)	—
Loss (gain) on derivative financial instruments	(4)	2	10	4
	889	873	1,771	1,700
Operating income	61	37	89	73
Financing expense	23	27	47	55
Interest expense on employee future benefits	1	1	3	3
Loss on refinancing of long-term debt	19	44	19	44
Foreign exchange loss (gain) on long-term debt and financial instruments	(13)	(13)	32	(7)
Share of results of associates and joint ventures	(5)	2	(9)	2
Profit (loss) before income taxes	36	(24)	(3)	(24)
Provision for (recovery of) income taxes	8	(5)	4	(7)
Net earnings (loss) from continuing operations including non-controlling interest for the period	28	(19)	(7)	(17)
Net loss from discontinued operations for the period	(2)	(61)	—	(60)
Net earnings (loss) including non-controlling interest for the period	26	(80)	(7)	(77)
Net earnings attributable to non-controlling interest	2	3	4	7
Net earnings (loss) attributable to Shareholders for the period	24	(83)	(11)	(84)
Net earnings (loss) from continuing operations per basic and diluted common share	$0.27	$(0.23)	$(0.12)	$(0.25)
Net earnings (loss) per basic and diluted common share	$0.25	$(0.88)	$(0.12)	$(0.89)
Weighted average basic number of common shares outstanding	94,232,625	93,985,582	94,216,756	93,936,986
Weighted average number of diluted common shares	95,590,059	95,272,645	95,807,546	95,387,909

Net earnings (loss) attributable to Shareholders:
Continuing operations	26	(22)	(11)	(24)
Discontinued operations	(2)	(61)	—	(60)
Net earnings (loss)	24	(83)	(11)	(84)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month period ended June 30,		For the 6-month period ended June 30,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Net earnings (loss) including non-controlling interest for the period	26	(80)	(7)	(77)
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(5)	(26)	40	1
Change in foreign currency translation related to net investment hedging activities	8	19	(40)	(1)
Income taxes	(1)	(3)	5	—
Cash flow hedges
Change in fair value of foreign exchange forward contracts	1	3	2	2
Change in fair value of interest rate swaps	4	(3)	8	(8)
Change in fair value of commodity derivative financial instruments	(1)	1	1	9
Income taxes	1	—	(4)	—
Available-for-sale financial assets	—	(1)	2	(1)
	7	(10)	14	2
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	9	(9)	10	(28)
Income taxes	(3)	3	(3)	8
	6	(6)	7	(20)
Other comprehensive income (loss)	13	(16)	21	(18)
Comprehensive income (loss) including non-controlling interest for the period	39	(96)	14	(95)
Comprehensive income (loss) attributable to non-controlling interest for the period	4	(1)	3	6
Comprehensive income (loss) attributable to Shareholders for the period	35	(95)	11	(101)
Comprehensive income (loss) attributable to Shareholders:
Continuing operations	37	(31)	11	(34)
Discontinued operations	(2)	(64)	—	(67)
Comprehensive income (loss)	35	(95)	11	(101)

CONSOLIDATED STATEMENTS OF EQUITY

	For the 6-month period ended June 30, 2015
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	483	18	454	(62)	893	110	1,003
Comprehensive income (loss)
Net earnings (loss)	—	—	(11)	—	(11)	4	(7)
Other comprehensive income (loss)	—	—	8	14	22	(1)	21
	—	—	(3)	14	11	3	14
Dividends	—	—	(8)	—	(8)	—	(8)
Stock options	1	1	—	—	2	—	2
Balance - End of period	484	19	443	(48)	898	113	1,011

	For the 6-month period ended June 30, 2014
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	482	17	642	(60)	1,081	113	1,194
Comprehensive income (loss)
Net earnings (loss)	—	—	(84)	—	(84)	7	(77)
Other comprehensive income (loss)	—	—	(20)	3	(17)	(1)	(18)
	—	—	(104)	3	(101)	6	(95)
Dividends	—	—	(8)	—	(8)	—	(8)
Stock options	1	1	—	—	2	—	2
Balance - End of period	483	18	530	(57)	974	119	1,093

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month period ended June 30,		For the 6-month period ended June 30,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period	24	(83)	(11)	(84)
Net loss from discontinued operations for the period	2	61	—	60
Net earnings (loss) from continuing operations	26	(22)	(11)	(24)
Adjustments for:
Financing expense and interest expense on employee future benefits	24	28	50	58
Loss on refinancing of long-term debt	19	44	19	44
Depreciation and amortization	44	43	88	86
Gain on acquisitions, disposals and others	—	—	—	(5)
Impairment charges and restructuring costs	1	8	1	8
Unrealized loss (gain) on derivative financial instruments	(6)	2	7	3
Foreign exchange loss (gain) on long-term debt and financial instruments	(13)	(13)	32	(7)
Provision for (recovery of) income taxes	8	(5)	4	(7)
Share of results of associates and joint ventures	(5)	2	(9)	2
Net earnings attributable to non-controlling interest	2	3	4	7
Net financing expense paid	(12)	(35)	(56)	(52)
Premium paid on long-term debt refinancing	(13)	(20)	(13)	(20)
Net income taxes paid	(2)	(2)	(7)	—
Dividend received	2	5	4	7
Employee future benefits and others	(5)	(4)	(8)	(9)
	70	34	105	91
Changes in non-cash working capital components	(21)	(11)	(47)	(67)
	49	23	58	24
Investing activities from continuing operations
Payments for property, plant and equipment	(47)	(33)	(82)	(80)
Proceeds on disposals of property, plant and equipment	1	1	1	6
Investments in intangible and other assets	(2)	—	(3)	(1)
	(48)	(32)	(84)	(75)
Financing activities from continuing operations
Bank loans and advances	(14)	4	(20)	27
Change in revolving credit facilities	10	(320)	11	(274)
Issuance of senior notes, net of related expenses	300	833	300	833
Repayment of senior notes	(305)	(466)	(305)	(466)
Increase in other long-term debt	27	1	28	1
Payments of other long-term debt	(15)	(12)	(21)	(26)
Issuance of common shares	1	1	1	1
Dividends paid to the Corporation's Shareholders	(4)	(4)	(8)	(8)
	—	37	(14)	88
Change in cash and cash equivalents during the period from continuing operations	1	28	(40)	37
Change in cash and cash equivalents during the period from discontinued operations	(5)	44	36	39
Net change in cash and cash equivalents during the period	(4)	72	(4)	76
Currency translation on cash and cash equivalents	—	(1)	(1)	(1)
Cash and cash equivalents - Beginning of period	28	27	29	23
Cash and cash equivalents - End of period	24	98	24	98

SEGMENTED INFORMATION
The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation's accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2014.
The Corporation's operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation's performance, and is therefore the CODM.
The Corporation's operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which together constitute the Packaging Products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month period ended June 30,		For the 6-month period ended June 30,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Packaging Products
Containerboard	322	305	622	576
Boxboard Europe	202	220	418	452
Specialty Products	146	146	281	286
Intersegment sales	(13)	(13)	(25)	(26)
	657	658	1,296	1,288
Tissue Papers	299	257	573	502
Intersegment sales and others	(6)	(5)	(9)	(17)
Total	950	910	1,860	1,773

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month period ended June 30,		For the 6-month period ended June 30,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Packaging Products
Containerboard	55	42	107	78
Boxboard Europe	17	20	34	44
Specialty Products	14	2	24	10
	86	64	165	132
Tissue Papers	23	23	38	43
Corporate	(4)	(7)	(26)	(16)
Operating income before depreciation and amortization	105	80	177	159
Depreciation and amortization	(44)	(43)	(88)	(86)
Financing expense and interest expense on employee future benefits	(24)	(28)	(50)	(58)
Loss on refinancing of long-term debt	(19)	(44)	(19)	(44)
Foreign exchange gain (loss) on long-term debt and financial instruments	13	13	(32)	7
Share of results of associates and joint ventures	5	(2)	9	(2)
Profit (loss) before income taxes	36	(24)	(3)	(24)

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month period ended June 30,		For the 6-month period ended June 30,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Packaging Products
Containerboard	12	4	18	11
Boxboard Europe	4	6	6	7
Specialty Products	2	4	4	7
	18	14	28	25
Tissue Papers	19	20	39	32
Corporate	3	2	4	5
Total acquisitions	40	36	71	62
Proceeds on disposals of property, plant and equipment	(1)	(1)	(1)	(6)
Capital-lease acquisitions and included in other debts	3	(2)	—	(5)
	42	33	70	51
Acquisitions of property, plant and equipment included in ''Trade and other payables''
Beginning of period	13	9	20	33
End of period	(9)	(10)	(9)	(10)
Payments for property, plant and equipment net of proceeds on disposals	46	32	81	74

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Operating income before depreciation and amortization, earnings before interest, income taxes, depreciation and amortization and operating income are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income because they are measures used by management to assess the operating and financial performance of the Corporation's operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a company's operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income do not represent, and should not be used as a substitute for, net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income may differ from those of other companies.

Operating income before depreciation and amortization excluding specific items, earnings before interest, income taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items and net earnings per common share excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation's measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

The specific items excluded from OIBD, operating income, financing expense, net earnings and cash flow from operations mainly include charges for (reversals of) impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, debt restructuring charges, gains or losses on the acquisition or sale of a business unit, discontinued operations, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them are ongoing and will reduce the cash available to us.

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings excluding specific items and net earnings per share excluding specific items:

(in millions of Canadian dollars, except amounts per share)	Net earnings (loss)			Net earnings (loss) per share[1]
	Q2 2015	Q1 2015	Q2 2014	Q2 2015	Q1 2015	Q2 2014

As per IFRS	24	(35)	(83)	$0.25	$(0.37)	$(0.88)
Specific items:
Impairment charges	1	—	8	—	—	$0.06
Restructuring costs	3	—	—	$0.02	—	—
Unrealized loss (gain) on financial instruments	(6)	13	2	$(0.04)	$0.10	$0.01
Loss on refinancing of long-term debt	19	—	44	$0.15	—	$0.35
Foreign exchange loss (gain) on long-term debt and financial instruments	(13)	45	(13)	$(0.12)	$0.41	$(0.12)
Share of results of associates and joint ventures	—	5	2	—	$0.05	$0.02
Included in discontinued operations, net of tax	(1)	(1)	61	$(0.01)	$(0.01)	$0.64
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest[1]	(3)	(10)	(14)	—	—	—
	—	52	90	—	$0.55	$0.96
Excluding specific items	24	17	7	$0.25	$0.18	$0.08
Note 1 : Specific amounts per share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest.

Net earnings (loss), which is a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interest, income taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q2 2015	Q1 2015	Q2 2014

Net earnings (loss) attributable to Shareholders for the period	24	(35)	(83)
Net earnings attributable to non-controlling interest	2	2	3
Net loss (gain) from discontinued operations for the period	2	(2)	61
Provision for (recovery of) income taxes	8	(4)	(5)
Share of results of associates and joint ventures	(5)	(4)	2
Foreign exchange loss (gain) on long-term debt and financial instruments	(13)	45	(13)
Financing expense, interest expense on employee future benefits and loss on refinancing of long-term debt	43	26	72
Operating income	61	28	37
Specific items:
Impairment charges	1	—	8
Restructuring costs	3	—	—
Unrealized loss (gain) on financial instruments	(6)	13	2
	(2)	13	10
Operating income - excluding specific items	59	41	47
Depreciation and amortization	44	44	43
Operating income before depreciation and amortization - excluding specific items	103	85	90

For further information:

Media:	Source:
Hugo D'Amours	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer
819-363-5184

Investors:	Follow us on social media:
Riko Gaudreault	Website: www.cascades.com
Director, Investor Relations and Business Strategies	Twitter: twitter.com/@CascadesInvest
514-282-2697	Facebook: facebook.com/Cascades
YouTube: youtube.com/Cascades